HINO
Hino Motors, Ltd.
Legal Department
General Administration Division
3-1-1, Hino-dai, Hino-shi
Tokyo 191-8660, Japan
FAX : +81-42-586-5167

Rule 12g3-2(b)
File No. 82-1388

07028121

November 13, 2007

SUPPL

Via EMS

Office of International Corporate Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

PROCESSED
NOV 2 3 2007
THOMSON
FINANCIAL

Re: **Hino Motors, Ltd., File No. 82-1388**

Dear Sir or Madam:

By notice mailed September 17, 2007, Hino Motors, Ltd. (the "Company"), received from the Securities and Exchange Commission (the "SEC") confirmation that the Company was added to the list of foreign private issuers that claim exemption pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

In compliance with Rule 12g3-2(b), attached as Annex A please find a list of the information which the Company, since July 26,2007, has made public pursuant to the laws of Japan, has filed with the Tokyo Stock Exchange, or has distributed to its security holders. The documents listed in Annex A are enclosed herewith.

In accordance with subparagraphs (4) and (5) of Rule 12g3-2(b), the documents furnished herewith are being, and any information or documents furnished in the future by the Company pursuant to Rule 12g3-2(b) will be, furnished with the understanding that they shall not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that the furnishing of such documents pursuant to Rule 12g3-2(b) shall not constitute an admission for any purpose that the Company is subject to the Exchange Act.

If you have any questions with respect to the enclosed documents, please contact me at the address printed above.

dlw 11/20

Yours sincerely,

Hino Motors,Ltd.

Ryuji Katayama
General Manager
General Administration Division

Enclosures

Annex A

LIST OF DOCUMENTS OF HINO MOTORS, LTD.

1. Document No.1

   General Description of Financial and Business Results dated July 26, 2007 for the first quarter ended June 30,2007, filed with the Tokyo Stock Exchange and Nagoya Stock Exchange 〔Brief description of the Japanese language document attached〕

2. Document No.2

   Notice regarding transfer of business and dissolution of certain subsidiary dated June 31, 2007. 〔English translation attached〕

3. Document No.3

   Notice regarding certain reporting of today dated August 24,2007. 〔English translation attached〕

4. Document No.4

   Press release dated August 27, 2007 regarding Isuzu and Hino reach a basic agreement on jointly developing exhaust gas aftertreatment system and cabins of heavy-duty trucks, filed with the Tokyo Stock Exchange and Nagoya Stock Exchange. 〔English translation attached〕

5. Document No.5

   Amendment dated September 13, 2007 to Annual Securities Report dated June 26, 2007 for the fiscal year ended March 31, 2007, filed with the Tokyo Stcok Exchange and Nagoya Stock Exchange. 〔Brief description of the Japanese language document attached〕

6. Document No.6

   Notice regarding amendment to interim forecasts (Consolidated and non-consolidated) dated September 25,2007, filed with the Tokyo Stock Exchange and Nagoya Stock Exchange 〔Brief description of the Japanese language document attached〕

Fiscal March 2008 - Summary of General Description of Financial and Business Results dated July 26, 2007 for the first quarter ended June 30, 2007

Outline

1. Report on Consolidated Operating Results

With the completion of the cycle of the replacement demand resulting from diesel exhaust gas regulations since 2003, overall demand of heavy-duty and medium-duty trucks in the domestic market was 18,093 units, a drop of 5,464 units (23.2%) over the same quarter of the preceding year. Consequently, the total number of trucks and buses sold domestically was 9,312 units, which represents a drop of 1,920 units (17.1%) over the same quarter of the preceding year.

The overseas market experienced sales growth in Indonesia, Australia, and other countries, and the total number of trucks and buses sold overseas was 14,493 units, an increase of 2,147 units (17.4%) over the same quarter of the preceding year.

Regarding vehicle production commissioned by TOYOTA MOTOR CORPORATION , the total number of units produced was 48,141 units, which was nearly equal with the same quarter of the preceding year, and the commissioned business of unit production operated by overseas subsidiaries were in good shape and chalked up a growth in sales.

With the above-mentioned increase in overseas sales of Hino brand vehicles and the good progress of the commissioned business operations by overseas affiliates, consolidated net sales for the first quarter were 309.041 billion yen, an increase of 14.227 billion yen over the same quarter of the preceding year. From the standpoint of profit and loss, the increase in overseas sales, along with a lower yen rate and the results of rationalization measures such as profit improvement activities, overrode the drop in domestic sales and produced a consolidated operating profit of 9.839 billion yen, which is an increase of 2.467 billion yen (33.5%) over the same quarter of the preceding year. In addition, currency gains and other benefits of the lower yen rate yielded a consolidated current net profit of 6.656 billion yen, an increase of 3.219 billion yen (93.7%) over the same quarter of the preceding year.

2. Report on Consolidated Financial Status

The total assets as of this first quarter were 897.447 billion yen, a drop of 10.530 billion yen compared with the end of the previous fiscal year. Because the number of sales in this first quarter is moving at a slower pace than at the end of the previous fiscal year, a drop in receivables of 27.020 billion yen was the primary cause of this drop in total assets.

The balance of debt became 583.921 billion yen, which is 18.092 billion yen less than it was at the end of the previous fiscal year. The drop in interest-bearing debt of 19.964 billion yen was the primary cause of this decrease in the balance of debt.

Net assets became 313.525 billion yen, an increase of 7.561 billion yen compared with the end of the fiscal year. This was due to factors such as a declared net profit of 6.656 billion yen for this period and an increase in the valuation of the marketable securities listed on the stock exchange of 1.521 billion yen due to a rise in share price.

平成 20 年 3 月期　第 1 四半期財務・業績の概況

平成 19 年　7 月 26 日

上場会社名　日野自動車株式会社　上場取引所　東証一部・名証一部
コード番号　7205　URL　http://www.hino.co.jp/
代表者　代表取締役社長　近藤　詔治
問合せ先責任者　総合企画部広報渉外室長　坂木　敏久　TEL　(03) 5419－9320

(百万円未満切捨て)

1．平成 20 年 3 月期第 1 四半期の連結業績（平成 19 年 4 月 1 日～平成 19 年 6 月 30 日）

(1)　連結経営成績　(%表示は対前年同四半期増減率)

	売上高		営業利益		経常利益		四半期（当期）純利益	
	百万円	%	百万円	%	百万円	%	百万円	%
20 年 3 月期第 1 四半期	309,041	4.8	9,839	33.5	11,425	77.1	6,656	93.7
19 年 3 月期第 1 四半期	294,813	10.3	7,371	69.5	6,450	34.3	3,436	△45.2
19 年 3 月期	1,287,668		36,701		36,841		20,059	

	1 株当たり四半期（当期）純利益		潜在株式調整後 1 株当たり四半期（当期）純利益	
	円	銭	円	銭
20 年 3 月期第 1 四半期	11	60		－
19 年 3 月期第 1 四半期	5	99		－
19 年 3 月期	34	95		－

(2)　連結財政状態

	総資産	純資産	自己資本比率	1 株当たり純資産	
	百万円	百万円	%	円	銭
20 年 3 月期第 1 四半期	897,447	313,525	33.0	516	58
19 年 3 月期第 1 四半期	873,059	288,076	31.3	475	94
19 年 3 月期	907,977	305,964	31.9	504	36

2．平成 20 年 3 月期の連結業績予想（平成 19 年 4 月 1 日～平成 20 年 3 月 31 日）
業績予想は平成 19 年 4 月 25 日に公表した数値から変更しておりません。

3．その他
(1) 期中における重要な子会社の異動（連結範囲の変更を伴う特定子会社の異動）　：　無
(2) 会計処理の方法における簡便な方法の採用の有無　：　有
(3) 最近連結会計年度からの会計処理の方法の変更の有無　：　無

［(注) 詳細は、2ページ【定性的情報・財務諸表等】　3．その他をご覧ください。］

※　業績予想の適切な利用に関する説明、その他特記事項
業績予想は現時点で入手可能な情報に基づいておりますが、実際の数値は今後様々な要因により予想数値と異なる可能性があります。

【定性的情報・財務諸表等】

1．連結経営成績に関する定性的情報

国内市場におきましては、平成 15 年から続いたディーゼル排ガス規制による代替需要が一巡したことにより、大型・中型トラックの総需要が全国で 18,093 台と前年同期に比べ 5,464 台(△23.2%)減少しました。この結果、国内トラック・バス総売上台数が 9,312 台となり、前年同期に比べ 1,920 台(△17.1%)の減少となりました。

海外市場におきましては、インドネシア・オーストラリア等で売上台数を伸ばし、海外トラック・バスの総売上台数が 14,493 台と前年同期に比べ 2,147 台(17.4%)増加いたしました。

トヨタ自動車㈱からの受託生産車につきましては、総生産台数 48,141 台と前年同期並となりましたが、海外子会社のユニット受託事業は好調に推移し売上を伸ばしました。

以上、海外の日野ブランド車の売上台数の増加と海外子会社のユニット受託事業が好調に推移したことにより、当第 1 四半期の連結売上高は 309,041 百万円と前年同期に比べ 14,227 百万円(4.8%)の増収となりました。損益面におきましては、国内台数減が減益要因となったものの、海外台数増、為替円安および採算改善活動による合理化等を推進した結果、連結営業利益は 9,839 百万円と前年同期に比べ 2,467 百万円(33.5%)の増益となりました。また、円安による為替差益等が増加したため、連結当期純利益は 6,656 百万円と前年同期に比べ 3,219 百万円(93.7%)の増益となりました。

2．連結財政状態に関する定性的情報

当第 1 四半期末は、総資産が 897,447 百万円となり、前年度末と比較して 10,530 百万円減少いたしました。これは、当第 1 四半期末は前年度末に比べ直近の売上台数が少ないため、売掛債権が 27,020 百万円減少したことが主な要因です。

負債は 583,921 百万円となり、前年度末と比較して 18,092 百万円減少いたしました。これは有利子負債が 19,964 百万円減少したことが主な要因です。

純資産は 313,525 百万円となり、前年度末と比較して 7,561 百万円増加いたしました。これは当期純利益を 6,656 百万円計上、また株価の上昇により上場有価証券の評価差額金が 1,521 百万円増加したこと等によります。

3．その他

(1) 期中における重要な子会社の異動（連結範囲の変更を伴う特定子会社の異動）

・該当事項はありません。

(2) 会計処理の方法における簡便な方法の採用

・実地棚卸を省略しております。
・法人税等の計上基準において一部簡便的な方法を採用しております。

(3) 最近連結会計年度からの会計処理の方法の変更

・該当事項はありません。

4．生産、売上の状況（連結）

（1）生産実績

区分	前年同四半期（平成19年3月期 第1四半期）	当四半期（平成20年3月期 第1四半期）	増減	（参考）前期（平成19年3月期）
トラック・バス	２５，３３３台	２５，９１５台	５８２台	９９，５１１台
受託車両	４８，１４０台	４８，１４１台	１台	２０３，０６６台

（2）売上実績（連結）

区分		前年同四半期（平成19年3月期 第1四半期）		当四半期（平成20年3月期 第1四半期）		増減		（参考）前期（平成19年3月期）	
		台数 台	金額 百万円	台数 台	金額 百万円	台数 台	金額 百万円	台数 台	金額 百万円
	国内	11,232	75,961	9,312	64,827	△1,920	△11,133	51,434	361,169
	海外	12,346	46,168	14,493	61,661	2,147	15,493	50,901	205,286
トラック・バス計		23,578	122,129	23,805	126,489	227	4,360	102,335	566,455
	車両	48,140	82,294	48,141	84,275	1	1,981	203,066	350,750
	海外生産用部品ほか	－	1,102	－	1,426	－	323	－	5,043
受託車計		48,140	83,397	48,141	85,701	1	2,304	203,066	355,793
	国内	－	12,552	－	11,378	－	△1,174	－	49,182
	海外	－	3,543	－	4,013	－	470	－	16,355
補給部品計		－	16,096	－	15,392	－	△704	－	65,538
	国内	－	43,805	－	38,483	－	△5,322	－	169,086
	海外	－	1,841	－	4,814	－	2,972	－	12,019
	トヨタ	－	27,543	－	38,160	－	10,616	－	118,774
その他計		－	73,190	－	81,457	－	8,267	－	299,880
総売上高		－	294,813	－	309,041	－	14,227	－	1,287,668

（注）百万円未満は切り捨てて表示しております。

5．（要約）四半期連結財務諸表

(1)（要約）四半期連結貸借対照表

（単位：百万円、%）

科目	前年同四半期末（平成19年3月期 第1四半期末）	当四半期末（平成20年3月期 第1四半期末）	増減		（参考）前期末（平成19年3月期末）
	金額	金額	金額	増減率	金額
（資産の部）					
Ⅰ 流動資産					
現金及び預金	27,572	23,265	△4,307		28,696
受取手形及び売掛金	233,757	237,121	3,363		264,141
たな卸資産	105,506	109,146	3,639		93,534
その他	32,096	29,164	△2,932		29,342
貸倒引当金	△4,258	△3,892	365		△4,053
流動資産合計	394,675	394,804	129	0.0	411,662
Ⅱ 固定資産					
有形固定資産					
建物及び構築物	102,084	109,466	7,381		109,157
機械装置及び運搬具	95,384	105,635	10,251		105,478
土地	94,707	96,173	1,466		96,067
その他	53,137	45,358	△7,779		44,275
有形固定資産 計	345,313	356,633	11,319	3.3	354,979
無形固定資産	19,182	23,720	4,537	23.7	22,385
投資その他の資産					
投資有価証券	102,780	111,807	9,026		108,412
その他	18,623	16,571	△2,052		16,436
貸倒引当金	△7,516	△6,090	1,426		△5,898
投資その他の資産 計	113,888	122,288	8,400	7.4	118,950
固定資産合計	478,384	502,642	24,258	5.1	496,315
資産合計	873,059	897,447	24,387	2.8	907,977
（負債の部）					
Ⅰ 流動負債					
支払手形及び買掛金	187,013	188,645	1,632		192,049
短期借入金及びｺﾏｰｼｬﾙﾍﾟｰﾊﾟｰ	180,426	152,893	△27,533		174,965
一年内返済予定の長期借入金	4,638	27,702	23,063		27,753
その他	73,048	85,647	12,599		81,938
流動負債合計	445,126	454,888	9,761	2.2	476,705
Ⅱ 固定負債					
長期借入金	63,854	46,001	△17,853		43,842
退職給付引当金	35,801	36,352	551		36,639
その他	40,200	46,678	6,478		44,826
固定負債合計	139,856	129,032	△10,823	△7.7	125,307
負債合計	584,982	583,921	△1,061	△0.2	602,013

科目	前年同四半期末（平成19年3月期 第1四半期末）	当四半期末（平成20年3月期 第1四半期末）	増減		（参考）前期末（平成19年3月期末）
	金額	金額	金額	増減率	金額
（純資産の部）					
Ⅰ 株主資本					
資本金	72,717	72,717	—		72,717
資本剰余金	64,307	64,327	20		64,309
利益剰余金	105,967	123,811	17,844		120,026
自己株式	△300	△334	△34		△325
株主資本合計	242,691	260,521	17,829	7.3	256,728
Ⅱ 評価・換算差額等					
その他有価証券評価差額金	33,166	34,909	1,742		33,388
繰延ﾍｯｼﾞ損益	△0	—	0		—
土地再評価差額金	1,507	1,547	40		1,547
為替換算調整勘定	△4,223	△510	3,713		△2,222
評価・換算差額等合計	30,449	35,946	5,496	18.1	32,713
Ⅲ 少数株主持分	14,935	17,057	2,122	14.2	16,522
純資産合計	288,076	313,525	25,449	8.8	305,964
負債・純資産合計	873,059	897,447	24,387	2.8	907,977

(2) （要約）四半期連結損益計算書

（単位：百万円、％）

科目	前年同四半期（平成19年3月期 第1四半期）	当四半期（平成20年3月期 第1四半期）	増減		（参考）前期（平成19年3月期）
	金額	金額	金額	増減率	金額
Ⅰ 売上高	294,813	309,041	14,227	4.8	1,287,668
Ⅱ 売上原価	252,864	263,780	10,915	4.3	1,105,994
売上総利益	41,948	45,261	3,312	7.9	181,674
Ⅲ 販売費及び一般管理費	34,577	35,421	844	2.4	144,972
営業利益	7,371	9,839	2,467	33.5	36,701
Ⅳ 営業外収益	1,020	3,377	2,357	231.0	7,430
Ⅴ 営業外費用	1,942	1,792	△150	△7.7	7,290
経常利益	6,450	11,425	4,975	77.1	36,841
Ⅵ 特別利益	264	408	143	54.3	1,342
Ⅶ 特別損失	581	557	△24	△4.2	3,640
税金等調整前四半期(当期)純利益	6,132	11,276	5,143	83.9	34,542
法人税等	2,692	4,194	1,501	55.8	13,441
少数株主利益	3	425	422	—	1,042
四半期(当期)純利益	3,436	6,656	3,219	93.7	20,059

(3) （要約）連結株主資本等変動計算書

前第1四半期（平成18年4月1日～平成18年6月30日）　（単位：百万円）

	株主資本					評価・換算差額等	少数株主持分	純資産合計
	資本金	資本剰余金	利益剰余金	自己株式	株主資本合計			
平成18年3月31日残高	72,717	64,307	105,702	△289	242,437	34,568	15,164	292,170
第1四半期変動額								
剰余金の配当			△2,870		△2,870			△2,870
役員賞与の支給			△323		△323			△323
土地再評価差額金の取崩			21		21			21
四半期純利益			3,436		3,436			3,436
自己株式の取得				△6	△6			△6
持分法適用会社の増減				△4	△4			△4
株主資本以外の第1四半期変動額（純額）						△4,118	△229	△4,348
第1四半期変動額合計	－	－	264	△10	254	△4,118	△229	△4,093
平成18年6月30日残高	72,717	64,307	105,967	△300	242,691	30,449	14,935	288,076

当第1四半期（平成19年4月1日～平成19年6月30日）　（単位：百万円）

	株主資本					評価・換算差額等	少数株主持分	純資産合計
	資本金	資本剰余金	利益剰余金	自己株式	株主資本合計			
平成19年3月31日残高	72,717	64,309	120,026	△325	256,728	32,713	16,522	305,964
第1四半期変動額								
剰余金の配当			△2,870		△2,870			△2,870
四半期純利益			6,656		6,656			6,656
自己株式の取得				△11	△11			△11
自己株式の処分		17		1	19			19
株主資本以外の第1四半期変動額（純額）						3,233	535	3,768
第1四半期変動額合計	－	17	3,785	△9	3,793	3,233	535	7,561
平成19年6月30日残高	72,717	64,327	123,811	△334	260,521	35,946	17,057	313,525

前期（平成18年4月1日～平成19年3月31日）　（単位：百万円）

	株主資本					評価・換算差額等	少数株主持分	純資産合計
	資本金	資本剰余金	利益剰余金	自己株式	株主資本合計			
平成18年3月31日残高	72,717	64,307	105,702	△289	242,437	34,568	15,164	292,170
連結会計年度中の変動額								
剰余金の配当			△5,167		△5,167			△5,167
役員賞与の支給			△323		△323			△323
土地再評価差額金の取崩			△18		△18			△18
当期純利益			20,059		20,059			20,059
自己株式の取得				△42	△42			△42
自己株式の処分		2		1	3			3
持分法適用会社の増減			△227	5	△221			△221
株主資本以外の連結会計年度中の変動額（純額）						△1,855	1,358	△496
連結会計年度中の変動額合計	－	2	14,323	△35	14,290	△1,855	1,358	13,793
平成19年3月31日残高	72,717	64,309	120,026	△325	256,728	32,713	16,522	305,964

July 31, 2007

Company name: Hino Motors, Ltd.
Representative: President Shoji Kondo
Code No.: 7205; TSE/NSE
Inquiries: Toshihisa Sakaki
Deputy General Manager
Corporate Communications Department
Corporate Planning Division
TEL +81-3-5419-9320

To Whom It May Concern:

Notice Regarding Business Transfer/Dissolution of Subsidiary

Tokyo Hino Motor Ltd., which is a subsidiary of Hino Motors, Ltd., has decided to transfer the business of its subsidiary and to dissolve the subsidiary following the business transfer, as follows.

1. Name and Outline of Subsidiary Subject to Business Transfer/Dissolution

Company name:	Kokusai Kankoubus Ltd.
Location of Head Office:	1-5-7 Toshincho, Itabashi-ku, Tokyo, Japan
Representative:	President Shigeto Shinohara
Business description:	General chartered tourist motor carrier
Date of establishment:	February 1953
Capital:	200 million yen
Total assets:	611 million yen (as of end of March 2007); 106 employees
Main clients:	Nippon Travel Agency Co., Ltd., Meitetsu World Travel Inc., Nippon Express Co., Ltd., etc.
Disposition of share:	93.35% owned by Tokyo Hino Motor Ltd. (Tokyo Hino Motors Ltd., is a 99.97% affiliate of Hino Motors, Ltd.) 6.65% owned by 4 individual shareholders.
Business performance:	Sales of 1.275 billion yen; current profits of minus 63 million yen (as of fiscal year ending March 2007)

2. Name and Other Particulars of Business Transferee

Company name:	Kokusai Kogyo Co., Ltd.
Location of Head Office:	2-10-3 Yaesu, Chuo-ku, Tokyo, Japan
Representative:	President Takamasa Osano Vice-president Kazuhiko Kawai
Description of business:	General ride-sharing, charter, passenger motor carrier, and driving school operations Sales of vehicles, hydraulic equipment, and golf supplies Import and sales of various machinery, auto parts, building materials, instruments, products, etc. Real estate sales, rentals, and management and residential

development
Travel business and hotel business under the Travel Agency Law
Golf course operations; etc.

3. Contents of Business Transfer
A portion of the operations (buses, real estate, and other business assets) of Kokusai Kankoubus Ltd., will be transferred. Details of the business transfer will be decided upon mutual discussion between Kokusai Kankoubus Ltd., and Kokusai Kogyo Co., Ltd.

4. Reasons for Business Transfer and Dissolution
The chartered bus business has experienced severe business environment due to a harsh competition with new entries in the market accompanying deregulations and due to recently escalating fuel prices. The business has therefore had to be restructured with measures such as increasing the scale of vehicle holdings and efficiency of operations. As part of a study on the re-structuring of Kokusai Kankoubus Ltd., it was agreed to transfer the company's business to Kokusai Kogyo Co., Ltd., a major bus company which has the intention to beef up its operations. . Kokusai Kankoubus Ltd., is scheduled to be dissolved after the business transfer takes place.

5. Period of Business Transfer and Dissolution
The business transfer is scheduled to take place on October 31, 2007. The final decision, however, will be made after permits required for the businesses transfer have been obtained from the relevant authorities. Kokusai Kankoubus Ltd., is scheduled to be dissolved as soon as the business transfer takes place.

6. Future Outlook
The aforementioned facts will have only a minor effect on the performance of Hino Motors, Ltd.

各　位

平成１９年7月３１日

会社名　日野自動車株式会社
代表者名　取締役社長　近藤詔治
コード番号　7205　東証・名証
お問合せ先　総合企画部 広報渉外室長　坂木敏久
TEL　(03)5419-9320

子会社の事業譲渡・解散に関するお知らせ

日野自動車株式会社子会社の東京日野自動車株式会社は、同社の子会社の事業譲渡並びに事業譲渡後の解散を決定しましたので、下記の通りお知らせいたします。

記

１．事業譲渡・解散する子会社の名称及び概要

商号	国際観光バス株式会社
本店所在地	東京都板橋区東新町１－５－７
代表者名	代表取締役社長　篠原 稠人
事業内容	一般貸切旅客自動車運送業
設立年月	昭和２８年２月
資本金	２００百万円
総資産	６１１百万円（平成１９年３月末）　従業員数　１０６人
主要取引先	㈱日本旅行、名鉄観光サービス㈱、日本通運㈱ 他
株主構成	東京日野自動車㈱９３．３５％ （東京日野自動車㈱は日野自動車㈱の９９．９７％子会社） 個人株主　４名　６．６５％
業績	売上高　１，２７５百万円　経常利益　△６３百万円（平成１９年３月期）

２．事業譲渡先の名称等

商号	国際興業株式会社
本店所在地	東京都中央区八重洲２－１０－３
代表者名	代表取締役社長　小佐野 隆正 代表取締役副社長　河井 一彦

事業内容　　一般乗合、貸切、乗用旅客自動車運送業、自動車教習場
自動車、油圧機器、ゴルフ用品の販売
各種設備機械、自動車部品、建築資材、機器、製品等の輸入および販売
不動産販売、賃貸、管理および宅地開発
旅行業法に基づく旅行業、ホテル業
ゴルフ場の経営 他

3．事業譲渡の内容

国際観光バス㈱の事業の一部（バス車両、不動産等の事業資産）譲渡。譲渡内容の詳細は国際観光バス㈱と国際興業㈱の両社で協議の上決定する。

4．事業譲渡および解散の理由

貸切バス事業は、規制緩和による新規参入により競争が激化し、最近の燃料費高騰もあり経営環境が厳しさを増しており、車両の保有規模の拡大・業務の効率化等、事業構造の改革が必要となっていた。国際観光バス㈱の構造改革を検討するなかで、バス事業大手の国際興業㈱の事業強化の意向と合致したため、国際観光バス㈱の事業を譲渡することで合意したもの。国際観光バス㈱は事業譲渡後解散する予定。

5．事業譲渡および解散の時期

事業譲渡の時期は平成１９年１０月３１日を予定。但し、事業譲渡に必要な当局からの許認可取得の上で最終的に決定。国際観光バス㈱は事業譲渡後速やかに解散する予定。

6．今後の見通し

当該事実が日野自動車㈱の業績に与える影響は極めて軽微です。

以上

August 24, 2007
Hino Motors, Ltd.

To Whom It May Concern:

Notice regarding certain reporting of today

A report regarding Isuzu Motors Limited (Isuzu) and Hino Motors, Ltd. (Hino) appeared in some of today's newspapers. An outline of said report and our company's comments regarding it are described as follows.

Outline of Report

(1) A study is under way regarding the joint development, shared production, and reciprocal supply of small and large engines that will meet the next-generation exhaust gas regulations.

(2) Agreement has been reached on the joint development of an exhaust gas treatment system.

(3) A business tie-up with the future prospect of a business merger is being studied.

Hino's Comments

(1) It is not true that a joint development of engines with Isuzu is being studied.

(2) Nothing has been decided at the present time regarding joint development of an exhaust gas treatment system.

(3) It is not true that a business merger and/or a businesses tie-up with the future prospect of a business merger is being studied.

各位

2007年8月24日
日野自動車株式会社

本日の一部報道記事について

本日、一部新聞により、いすゞ自動車と日野自動車に関する報道がありました。
当該記事概要および記事に対する弊社コメントは、以下となります。

【記事概要】

① 次期排ガス規制に対応した小型・大型エンジンを共同開発し、生産を分担して相互供給する方向で検討
② 排ガス処理装置を共同開発することで合意
③ 将来の経営統合を視野に入れた広範囲な業務提携を検討

【日野コメント】

① いすゞ自動車とのエンジン共同開発を検討している事実はありません。
② 排ガス処理装置の共同開発に関しては、現在のところ決定した事実はありません。
③ 経営統合および経営統合を視野に入れた業務提携を検討している事実はありません。

以上

August 27, 2007

Company name: Hino Motors, Ltd.
Representative: President Shoji Kondo
(Code No. 7205; TSE/NSE, First Section)
Inquiries: Toshihisa Sakaki
Deputy General Manager
Corporate Communications Department
Corporate Planning Division
TEL +81-3-5419-9320

To Whom It May Concern:

Basic Agreement between Isuzu and Hino on Jointly Developing exhaust gas aftertreatment system and cabins of heavy-duty trucks

Isuzu Motors Co., Ltd., (hereafter referred to as "Isuzu"; Head Office: Shinagawa-ku, Tokyo; President: Susumu Hosoi) and Hino Motors Co., Ltd., (hereafter referred to as "Hino"; Head Office: Hino City, Tokyo; President: Shoji Kondo) have come to a basic agreement regarding the joint development of exhaust gas aftertreatment system for diesel engines and cabins of heavy-duty trucks.

This basic agreement will enable the two companies to utilize their respective advanced technologies through the effective and efficient allocation of their engineering resources to reduce cost of meeting global environmental regulations that will become even stricter in the future, and to continue providing customers with better products and services.

Isuzu and Hino have been working jointly on the bus production through J-Bus Limited, a company evenly financed by Isuzu and Hino, and on the supply of truck components. While the two companies will continue business collaboration that is beneficial to the both companies and to their respective customers, the companies are each committed to fair competition, securing of a unique position, and sustainable growth in the truck and bus markets around the world that will see intensified tougher competition in the future.

平成19年8月27日

各　位

会社名　日野自動車株式会社
代表者名　取締役社長　近藤詔治
（コード番号 7205 東証・名証第1部）
問合せ先　総合企画部広報渉外室長
坂木　敏久
（TEL 03－5419－9320）

いすゞと日野、排出ガス後処理システムおよび大型トラック用キャブの共同開発について基本合意

いすゞ自動車株式会社（以下 いすゞ、本社：東京都品川区、社長：細井行）と日野自動車株式会社（以下　日野、本社：東京都日野市、社長：近藤詔治）は、本日、ディーゼルエンジンの排出ガス後処理システムおよび大型トラック用キャブ（運転台）を共同開発することで基本合意いたしました。

この基本合意に関して両社は、それぞれの持つ先進技術を活用し、開発資源の効率的な運用を図ることで、今後一層の厳格化が進む各国環境規制への対応等に伴うコスト負担を軽減し、引き続き、お客様により良い商品を提供してまいります。

いすゞと日野は、現在、両社折半出資による「ジェイ・バス株式会社」を通じたバス製造事業での協業を行っているほか、トラック分野においてもユニット供給で協業関係にあります。今後とも両社およびそれぞれのお客様にメリットのある分野での協業関係を続ける一方、益々競争が激化するグローバルなトラック・バス市場においてお互いがフェアな競争関係の中で独自性を発揮し、持続的な成長を目指してまいります。

以上

Notice Regarding Amendment to Interim Business Forecast

Outline

In light of recent trends in performance, our business forecasts for fiscal March 2008 (April 1, 2007 - September 30, 2007), which were announced in our announcement of financial results, as of April 25, 2007, have been amended as follows.

1. Fiscal March 2008 - Amendment of Business Forecast Figures
   (April 1, 2007 - September 30, 2007)

Sales	
Previously announced forecast:	610 billion yen
Currently amended forecast:	665 billion yen
Business profit	
Previously announced forecast:	17 billion yen
Currently amended forecast:	24 billion yen
Ordinary profit	
Previously announced forecast:	15.2 billion yen
Currently amended forecast:	21 billion yen
Interim net income	
Previously announced forecast:	9.5 billion yen
Currently amended forecast:	11 billion yen

2. Fiscal March 2008 - Amendment of Individual Business Forecast Figures
   (April 1, 2007 - September 30, 2007)

Sales	
Previously announced forecast:	457 billion yen
Currently amended forecast:	498 billion yen
Business profit	
Previously announced forecast:	10 billion yen
Currently amended forecast:	18 billion yen
Ordinary profit	
Previously announced forecast:	11.8 billion yen
Currently amended forecast:	18 billion yen
Interim net income	
Previously announced forecast:	7 billion yen
Currently amended forecast:	11.5 billion yen

3. Reasons for Amendments

   Consolidated and non-consolidated l interim business forecasts have been amended because sales, business profit, ordinary profit, and interim net income are all expected to be greater than the previously announced figures due to the effects of increased foreign sales and a lower yen rate, among others. Consolidated and non-consolidated business forecasts for the whole financial year, which will take into consideration factors such as sales, currency exchange, and cost of raw materials, a, will be announced when interim earnings are announced.

   NOTE: The above-mentioned business forecast figures are based on data the company has currently acquired and on certain premises considered to be reasonable; for a variety of factors, however, actual performance results may vary substantially from the forecasts.

平成19年9月25日

各　　位

会 社 名　日野自動車株式会社
代表者名　取締役社長　近藤　詔治
（コード番号 7205 東証・名証第一部）
問合せ先　総合企画部 広報渉外室長
坂木 敏久
（TEL. 03－5419－9320）

中間業績予想の修正に関するお知らせ

最近の業績の動向等を踏まえ、平成19年4月25日の決算発表時に公表した平成20年3月中間期（平成19年4月1日～平成19年9月30日）の業績予想を下記のとおり修正いたしましたのでお知らせいたします。

記

1．平成20年3月中間期 連結業績予想数値の修正（平成19年4月1日 ～ 平成19年9月30日）

（単位：百万円）

	売上高	営業利益	経常利益	中間純利益
前回発表予想（A）	610,000	17,000	15,200	9,500
今回修正予想（B）	665,000	24,000	21,000	11,000
増減額（B－A）	55,000	7,000	5,800	1,500
増減率（%）	9.0%	41.2%	38.2%	15.8%
（ご参考）前期実績（平成19年3月中間期）	629,228	21,350	21,204	11,325

2．平成20年3月中間期 個別業績予想数値の修正（平成19年4月1日 ～ 平成19年9月30日）

（単位：百万円）

	売上高	営業利益	経常利益	中間純利益
前回発表予想（A）	457,000	10,000	11,800	7,000
今回修正予想（B）	498,000	18,000	18,000	11,500
増減額（B－A）	41,000	8,000	6,200	4,500
増減率（%）	9.0%	80.0%	52.5%	64.3%
（ご参考）前期実績（平成19年3月中間期）	481,693	18,319	20,568	11,393

3．修正の理由

連結および個別の中間業績予想につきましては、海外販売の増加、および為替円安等の影響により、売上高、営業利益、経常利益、中間純利益ともに前回発表予想値を上回る見込みであります。

また、通期の連結および個別業績予想につきましては、販売、為替、原材料価格等の状況を勘案し、中間決算発表時に公表させていただきます。

（注）上記の業績予想数値につきましては、当社が現在入手している情報及び合理的であると判断する一定の前提に基づいており、実際の業績等は様々な要因により大きく異なる可能性があります。

以　上

Amendment to Annual Securities Report

Outline:

1. Reason for Submitting an Amendment to Annual Securities Report
   Since there was an omission in the part of entries in the FY2007 (April 1, 2006 - March 31, 2007) Annual Securities Report submitted on June 26, 2007, Amendment to Securities Report will be submitted to correct the omission.

2. Amendments
   Notes regarding the following "Corporate Governance Status" items were added:
   decision-making body for allocation of dividends, etc. from surplus.;
   resolution criteria for the appointment of directors;
   decision-making body for purchase of the company's own shares; and
   exemption of liabilities of the Directors and/or Statutory Auditors.

【表紙】

【提出書類】	有価証券報告書の訂正報告書
【根拠条文】	証券取引法第24条の２第１項
【提出先】	関東財務局長
【提出日】	平成19年９月13日
【事業年度】	第95期（自　平成18年４月１日　至　平成19年３月31日）
【会社名】	日野自動車株式会社
【英訳名】	HINO MOTORS, LTD.
【代表者の役職氏名】	取締役社長　　近藤　詔治
【本店の所在の場所】	東京都日野市日野台３丁目１番地１
【電話番号】	(042) 586-5111（代表）
【事務連絡者氏名】	経理部長　　福谷　宏介
【最寄りの連絡場所】	東京都日野市日野台３丁目１番地１
【電話番号】	(042) 586-5085
【事務連絡者氏名】	経理部長　　福谷　宏介
【縦覧に供する場所】	株式会社東京証券取引所 （東京都中央区日本橋兜町２番１号） 株式会社名古屋証券取引所 （名古屋市中区栄３丁目８番20号）

1【有価証券報告書の訂正報告書の提出理由】

平成19年６月26日に提出いたしました第95期（自　平成18年４月１日　至　平成19年３月31日）有価証券報告書の記載事項の一部に記載漏れがありましたので、これを訂正するため有価証券報告書の訂正報告書を提出するものであります。

2【訂正事項】

第一部　企業情報

第４　提出会社の状況

６　コーポレート・ガバナンスの状況

3【訂正箇所】

訂正箇所は____を付して表示しております。

第一部【企業情報】

第４【提出会社の状況】

6【コーポレート・ガバナンスの状況】

(訂正前)

(1)～(3)　＜省略＞

(4)剰余金の配当等の決定機関

当社は、剰余金の配当等会社法第459条第１項各号に定める事項について、法令に別段の定めがある場合を除き、取締役会の決議により定めることができる旨定款に定めている。これは、剰余金の配当等の権限を取締役会にも付与することにより、株主への機動的な利益還元を行うことを目的としている。

(5)～(7)　＜省略＞

(訂正後)

(1)～(3)　＜省略＞

(4)剰余金の配当等の決定機関

当社は、剰余金の配当等会社法第459条第１項各号に定める事項について、法令に別段の定めがある場合を除き、取締役会の決議により定めることができる旨定款に定めている。これは、剰余金の配当等の権限を取締役会にも付与することにより、株主への機動的な利益還元を行うことを目的としている。また同様の目的により、取締役会の決議によって、毎年９月30日の最終の株主名簿に記載または記録された株主または登録株式質権者に対し、会社法第454条第５項に定める剰余金の配当をすることができる旨を定款に定めている。

(5)～(7)　＜省略＞

(8)取締役の選任の決議要件

当社は、取締役の選任決議について、議決権を行使することができる株主の議決権の３分の１以上を有する株主が出席し、その議決権の過半数をもって行う旨を定款に定めている。また、取締役の選任は、累積投票によらないものとする旨を定款に定めている。

(9)自己株式取得の決定機関

当社は、会社法第165条第２項に基づき、取締役会決議による自己株式の取得を可能とする旨を定款に定めている。これは機動的な資本政策を行うことを目的としている。

(10)責任免除

当社は、会社法第426条第１項の規定により、取締役会の決議によって、取締役（取締役であった者を含む）及び監査役（監査役であった者を含む）の会社法第423条第１項の賠償責任につき、法令の限度において免除することができる旨を定款に定めている。これは、職務の遂行にあたり期待される役割を十分に発揮できるようにすることを目的とするものである。

END